Exhibit 99.1
EYAK TECHNOLOGY, LLC AND SUBSIDIARY
A SUBSIDIARY OF EYAK CORPORATION
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007, AND 2006

Page

Report of Independent Registered Public Accounting Firm	1

Audited Consolidated Financial Statements

Consolidated Balance Sheets	2 – 3

Consolidated Statements of Income	4

Consolidated Statements of Members’ Equity	5

Consolidated Statements of Cash Flows	6 – 7

Notes to Consolidated Financial Statements	8 – 19

Report of Independent Registered Public Accounting Firm
Board of Directors
Eyak Technology, LLC
Dulles, Virginia
We have audited the accompanying Consolidated Balance Sheets of Eyak Technology, LLC and Subsidiary as of December 31, 2008 and 2007, and the related Consolidated Statements of Income, Members’ Equity, and Cash Flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eyak Technology, LLC and Subsidiary as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Aronson & Company
Rockville, Maryland
March 2, 2009

Eyak Technology, LLC and Subsidiary
Consolidated Balance Sheets

December 31,	2008	2007
Assets
Current assets
Cash and cash equivalents	$4,781,811	$387,707
Accounts receivable	66,540,663	69,683,093
Inventory	1,678,758	2,863,627
Deferred contract costs	29,731,144	13,577,256
Prepaid expenses and other current assets	1,336,217	2,839,129

Total current assets	104,068,593	89,350,812

Property and equipment, net	248,388	232,185

Other assets
Loans receivable — related parties	134,089	142,991
Intangible assets, net	495,269	627,340
Long term lease receivables	—	1,456,428
Deposits	124,844	173,359

Total other assets	754,202	2,400,118

Total assets	$105,071,183	$91,983,115

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Balance Sheets

December 31,	2008	2007
Liabilities and Members’ Equity
Current liabilities
Borrowings under credit facilities	$1,532,272	$25,476,781
Accounts payable and accrued expenses	52,549,929	24,066,347
Accounts payable — related party	1,426,146	12,855,118
Financed lease debt	1,456,428	1,515,996
Accrued salaries and related liabilities	3,181,121	1,581,674
Deferred revenue	32,946,379	16,350,133

Total current liabilities	93,092,275	81,846,049

Long term liabilities
Long term financed lease debt	—	1,456,428
Deferred rent	77,445	127,332

Total liabilities	93,169,720	83,429,809

Commitments and contingencies

Members’ equity	11,901,463	8,553,306

Total liabilities and members’ equity	$105,071,183	$91,983,115

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Income

Years Ended December 31,	2008	2007	2006

Revenue
Product revenue	$111,180,182	$128,950,838	$45,940,596
Services revenue	162,294,424	99,634,078	46,044,333

Total revenue	273,474,606	228,584,916	91,984,929

Direct costs
Product direct costs (related party purchases of $25,840,647, $68,973,976, and $14,587,528 in 2008, 2007, and 2006 respectively; see footnote 11)	102,035,599	121,247,302	42,019,729
Services direct costs	140,147,335	86,969,652	37,863,144

Total direct costs	242,182,934	208,216,954	79,882,873

Gross margin on revenue
Product gross margin	9,144,583	7,703,536	3,920,867
Services gross margin	22,147,089	12,664,426	8,181,189

Total gross margin on revenue	31,291,672	20,367,962	12,102,056

Selling, general and administrative costs	18,411,950	12,278,686	9,644,550

Income from operations	12,879,722	8,089,276	2,457,506

Other income (expense)
Interest income	388,924	153,942	70,578
Interest expense	(224,655)	(360,837)	(15,034)

Total	164,269	(206,895)	55,544

Income before minority interest	13,043,991	7,882,381	2,513,050

Minority interest	—	877,843	—

Net income	$13,043,991	$7,004,538	$2,513,050

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Members’ Equity

Years Ended December 31, 2008, 2007, and 2006

Balance, January 1, 2006	$1,595,993
Distributions	(300,000)
Net income	2,513,050

Balance, December 31, 2006	$3,809,043
Distributions	(2,260,275)
Net income	7,004,538

Balance, December 31, 2007	$8,553,306
Distributions	(9,695,834)
Net income	13,043,991

Balance, December 31, 2008	$11,901,463

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31,	2008	2007	2006

Cash flows from operating activities
Net income	$13,043,991	$7,004,538	$2,513,050
Adjustments to reconcile net income to net cash provided (used) by operating activities
Depreciation	139,543	135,769	117,346
Amortization	132,071	33,018	—
Bad debt expense	120,250	64,605	178,861
Minority interest	—	877,843	—
Distribution of profits to minority interest	—	(877,843)	—
(Increase) decrease in
Accounts receivable	2,962,612	(48,044,252)	(10,991,407)
Inventory	1,184,869	(2,008,180)	(855,448)
Deferred contract costs	(16,153,888)	8,204,574	(18,466,390)
Prepaid expenses and other assets	1,502,912	(1,284,632)	(532,341)
Deposits	48,515	(103,777)	40
Increase (decrease) in
Accounts payable and accrued expenses	25,029,017	7,632,879	934,961
Accounts payable — related party	(11,428,972)	6,828,980	1,717,811
Accrued salaries and related liabilities	1,599,447	652,635	757,929
Deferred revenue	16,596,246	(5,857,585)	18,605,094
Deferred rent	(49,887)	13,159	(15,607)

Net cash provided (used) by operating activities	34,726,726	(26,728,269)	(6,036,101)

Cash flows from investing activities
Purchases of property and equipment	(155,746)	(160,395)	(88,323)
Purchase of minority interest of subsidiary from related party	—	(660,358)	—
Net repayments from related party	8,902	2,566	12,087

Net cash used by investing activities	(146,844)	(818,187)	(76,236)

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Consolidated Statements of Cash Flows (Continued)

Years Ended December 31,	2008	2007	2006

Cash flows from financing activities
(Payments to) proceeds from credit facilities, net	(23,944,509)	19,662,502	5,814,279
Proceeds from financed lease debt	—	6,625,066	—
Distributions	(6,241,269)	(2,260,275)	(300,000)

Net cash (used) provided by financing activities	(30,185,778)	24,027,293	5,514,279

Net change in cash and cash equivalents	4,394,104	(3,519,163)	(598,058)

Cash and cash equivalents at beginning of year	387,707	3,906,870	4,504,928

Cash and cash equivalents at end of year	$4,781,811	$387,707	$3,906,870

Supplemental cash flow information
Interest paid	$324,727	$256,046	$15,034

Accrued distribution payable	$3,454,565	$—	$—

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

1.	Organization and significant accounting policies
Organization: Eyak Technology, LLC (the “Company” and “Eyaktek”), a subsidiary of The Eyak Corporation, was incorporated on January 2, 2002, under the laws of the State of Delaware. The Company provides communication solutions, information technology solutions, health care services, and architecture and engineering services to government and civilian federal agencies.

The Company is an Alaskan Native owned 8(a) certified contractor under a program administered by the U.S. Small Business Administration (SBA) and will graduate from the 8(a) program in May 2011. GTSI Corporation (GTSI) is a 37% member in the Company.

EG Solutions, LLC (EGS) was formed on January 24, 2006 under the laws of the State of Delaware and provides hardware and software sales and maintenance to the federal government and federal government contractors. EGS operations began during 2007. The Company owned a 51% membership interest and GTSI Corporation was a 49% member in EGS. On September 30, 2007 the Company purchased GTSI’s membership interest in the joint venture for $660,358. This acquisition of the noncontrolling interest in EGS was accounted for under the purchase method. The excess of the purchase price over the net book value of the assets acquired resulted in intangible assets of $660,358 (See Note 6). Under the terms of the purchase agreement, the Company signed a subcontract agreement with GTSI to continue providing services under the First Source Contract for which the joint venture was formed. At September 30, 2007, EGS was a wholly owned subsidiary of Eyaktek.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Eyak Technology, LLC and its subsidiary, EG Solutions, LLC (collectively, the Company). All contract activity in the subsidiary is presented at full value with the minority interest in the subsidiary presented on the accompanying consolidated statement of income for the year ended December 31, 2007. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue: The Company recognizes revenue when persuasive evidence of a sale arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. The Company recognizes revenue from product sales when title passes to the customer, typically upon delivery. When a customer order contains multiple items such as hardware, software and services which are delivered at varying times, the Company determines whether the delivered items can be considered separate units of accounting as prescribed under Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 states that delivered items should be considered separate units of accounting if delivered items have value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered items, and if delivery of undelivered items is probable and substantially in Eyak Tek’s control.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Generally, the Company is able to establish fair value for all elements of the arrangement. In these instances, revenue is recognized on each element separately. However, if fair value cannot be established or if the delivered items do not have standalone value to the customer without additional services being provided, the Company recognizes revenue on the contract as a single unit of accounting.

In most cases, revenue from hardware and software product sales is recognized when title passes to the customer. Based upon the Company’s standard shipping terms, FOB destination, title passes upon delivery of the products to the customer. However, occasionally Eyak Tek’s customers will request bill-and-hold transactions in situations where the customer does not have space available to receive products or is not able to immediately take possession of products for other reasons, in which case Eyak Tek will store the purchased equipment in its distribution center. Under Staff Accounting Bulletin 104, the Company only recognizes revenue for bill-and-hold transactions when the goods are complete and ready for shipment, title and risk of loss have passed to the customer, management receives a written request from the customer for bill-and-hold treatment, and the ordered goods are physically segregated in Eyak Tek’s warehouse from other inventory and cannot be used to fulfill other customer orders.

In accordance with EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, the Company records freight billed to customers as sales and the related shipping costs as cost of sales.

The Company sells products to certain customers under sales-type lease arrangements for terms typically ranging from two to four years. The Company accounts for its sales-type leases according to the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 13, Accounting for Leases, (“FAS 13”) and, accordingly, recognizes current and long-term lease receivables, net of unearned income, on the accompanying balance sheets. The present value of all payments is recorded as sales and the related cost of the equipment is charged to cost of sales. The associated interest is recorded over the term of the lease using the effective interest method.

Eyak Tek transfers these receivables to various financing companies and accounts for the transfers in accordance with FAS No. 140, Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement 125 (“FAS 140”). The transfer of receivables in which the Company surrenders control is accounted for as a sale. To surrender control, the assets must be isolated from the Company, the transferee has the right to pledge or exchange the receivables and the Company must not have an agreement that entitles and obligates it to repurchase the receivables or the ability to unilaterally cause the holder to return specific assets. If the transfer of receivables does not meet the criteria for a sale under FAS 140, the transfer is accounted for as a secured borrowing with a pledge of collateral. As a result, the Company has recorded certain transferred receivables and secured borrowings, within accounts receivable and long-term lease receivables, and as financed lease debt on the balance sheet.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Revenue from fixed-price type service contracts is recognized under the proportional performance method of accounting, with costs and estimated profits included in contract revenue as work is performed. If actual and estimated costs to complete a contract indicate a loss, a provision is made currently for the loss anticipated on the contract. Revenue from time and materials contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing amounts. Occasionally the Company hires third party contractors to carry out service obligations. In this circumstance, revenue is recognized over the performance period.

Revenue recognized on contracts for which billings have not been presented to customers at year end is included in the accounts receivable classification on the accompanying consolidated balance sheets.

Payments received in advance of the performance of services are included in the accompanying consolidated balance sheet as deferred revenue.

Cash and cash equivalents: For purposes of financial statement presentation, the Company considers all highly liquid debt instruments with initial maturities of ninety days or less to be cash equivalents. The Company maintains cash balances which may exceed federally insured limits. Management does not believe that this results in any significant credit risk.

Accounts receivable: The Company provides for an allowance for doubtful accounts based on management’s best estimate of possible losses determined principally on the basis of historical experience and specific allowances for known troubled accounts, if needed. All accounts or portions thereof that are deemed to be uncollectible or that require an excessive collection cost are written off to the allowance for doubtful accounts. At December 31, 2008 and 2007 management recorded an allowance of $291,163 and $243,465, respectively, for estimated doubtful accounts.

Marketing assistance fees: The Company has entered into agreements that provide for the payment of marketing assistance funds from certain vendors based on the amount of products sold. These fees are considered to be a reduction of direct costs.

Deferred contract costs: Deferred contract costs consist primarily of amounts paid to third party vendors in support of annual or periodic service agreements directly related to amounts included in deferred revenue at the period end. These annual or periodic service agreements relate to contracts to provide satellite bandwidth; computer and networking hardware maintenance; software support and upgrade rights; and other service agreements. Deferred contract costs are charged to direct costs in the period in which the service is rendered to the customer.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Prepaid expenses: Direct cost payments made to vendors in advance of shipments of products are charged to prepaid expenses in the accompanying consolidated balance sheets. Payments made to vendors in advance of performance of services for indirect costs are charged to prepaid expenses in the accompanying consolidated balance sheets. Prepaid expenses are charged to direct and indirect costs in the period in which the service or product is rendered to the Company.

Inventory: Inventory consists primarily of computer equipment and is stated at the lower of cost or market using the specific identification method. The majority of the Company’s inventory at any time is made up of in-transit inventory. These are products that have been drop shipped by a vendor but not received by the end user prior to period end.

Property and equipment: Property and equipment are recorded at the original cost and are being depreciated on a straight-line basis over estimated lives of three to seven years. Leasehold improvements are amortized over the life of the assets or the remaining period of the lease whichever is shorter.

Intangible assets: Intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of the relevant assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the asset’s fair value and its carrying value.

Deferred rent: The Company recognizes the minimum non-contingent rents required under operating leases as rent expense on a straight-line basis over the life of the lease, with differences between amounts recognized as expense and the amounts actually paid recorded as deferred rent on the accompanying consolidated balance sheets.

Income taxes: The Company is taxed as a partnership, and therefore, does not pay Federal and state corporate income taxes since the tax attributes of the Company are reported on the members’ income tax returns. Consequently, no provision for income taxes has been provided in the accompanying consolidated financial statements. The Company currently evaluates uncertain tax positions under the provisions of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The effects of tax positions are generally recognized in the financial statements consistent with amounts reflected in returns filed, or expected to be filed, with taxing authorities. For tax positions that the Company considers to be uncertain, current and deferred tax liability has been incurred and the amount of the liability is reasonably estimable.

Use of accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

New Accounting Pronouncements: In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). This statement gives entities the option to report most financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement, which is effective for fiscal years beginning after November 15, 2007, does not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2006 the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. This statement is effective for the Company on January 1, 2009 and is not expected to have a material impact on the Company.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. Moreover, SFAS 160 includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This statement will be applied by the Company beginning January 1, 2009, and earlier adoption is prohibited.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS No. 141R”). SFAS No. 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, restructuring costs and income taxes. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the fiscal year beginning after December 15, 2008.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133 (“SFAS 161”). This statement amends and expands the disclosure requirements for derivative instruments and for hedging activities. SFAS 161 is effective for interim periods beginning after November 15, 2008. The Company does not believe this statement will impact future disclosures because the Company does not engage in hedging activities nor invest in derivative instruments.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

In August 2008, the SEC announced that it will issue for comment a proposed roadmap regarding potential use of International Financial Reporting Standards (“IFRS”) for the preparation of financial statements by U.S. registrants. IFRS are standards and interpretations adopted by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and fiscal 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

2.	Accounts receivable	Accounts receivable at December 31, 2008 and 2007, consist primarily of amounts collectible from US federal government agencies and prime contractors to the government. The components of accounts receivable are:

	2008	2007
Billed receivables	$63,782,232	$68,140,712
Lease receivable, current	1,456,428	1,515,996
Unbilled receivables	1,593,166	269,850

Total	66,831,826	69,926,558
Less: Allowance for doubtful accounts	(291,163)	(243,465)

Total	$66,540,663	$69,683,093

Of the total receivables outstanding as of December 31, 2008 and 2007 approximately 22% and 71%, respectively, were outstanding with civilian agencies and approximately 75% and 28%, respectively, with The Department of Defense. Of the receivables due from civilian agencies at December 31, 2008 and 2007, 15% and 66%, respectively were due from one agency. At December 31, 2007 accounts receivables totaling $16,670,689 were assigned as collateral pursuant to the Company’s credit facility (Note 8). There were no receivables assigned as collateral as at December 31, 2008.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

3.	Transferred receivables and financed lease debt
During 2008, the Company sold lease receivables to a related party that met the sale criteria under FAS 140 in the amount of $4.7M. This amount is included in cash flows from operating activities in the Consolidated Statement of Cash Flows. For the year ended December 31, 2008, the Company derecognized the receivables and related liabilities associated with their transfers and recognized a net gain in the accompanying Consolidated Statement of Income of $147,002 which is included in product revenue on the accompanying Consolidated Statement of Income.

During the year ended December 31, 2007, rights under a leasing arrangement were transferred to a third party financing company. Though the Company received cash for the transfer of these rights, the transfer did not meet the criteria for a sale under FAS 140. As a result, receivables are reflected on the Company’s consolidated balance sheets. This amount is included in cash flows from financing activities in the consolidated statement of cash flows. As payments on these receivables are made by customers directly to the third party financing companies, the related reduction of these receivables and financed lease debt will be a non-cash transaction and will be excluded from the consolidated statement of cash flows.

The financed lease debt has an interest rate of 4.09%. The Company recognized $199,602, $46,304, and $0 of income associated with the lease for the years ended December 31, 2008, 2007, and 2006, respectively.

The remaining future minimum maturity of the financed lease debt as of December 31, 2008 is $1,456,428 which matures in full as of September 30, 2009.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

4.	Prepaid expenses	Prepaid expenses and other current assets consisted of the following at December 31:
and other current assets

	2008	2007
Prepaid direct contract costs	$461,789	$2,449,105
Prepaid indirect costs	157,751	144,674
Other current assets	716,677	245,350

Total	$1,336,217	$2,839,129

5.	Property and equipment	Property and equipment consisted of the following at December 31:

	2008	2007
Furniture, fixtures and equipment	$621,471	$487,272
Software	106,871	85,324
Leasehold improvements	30,528	30,528

Total	758,870	603,124

Less: Accumulated depreciation	(510,482)	(370,939)

Net	$248,388	$232,185

6.	Intangible assets
Intangible assets resulted from the purchase of the minority interest in EG Solutions, LLC from GTSI Corporation during 2007. Intangible assets consisted of the following at December 31, 2008 and 2007:

	2008		2007
		Accumulated		Accumulated	Weighted
	Costs	Amortization	Costs	Amortization	Average Life
Contract rights	$557,330	$(62,061)	$557,330	$(27,867)	5
Contract backlog	103,028	(103,028)	103,028	(5,151)	1

Total	$660,358	$(165,089)	$660,358	$(33,018)

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

The intangible assets have no residual value at the end of their useful life. Amortization expense for the years ended December 31, 2008, 2007, and 2006 was $132,071, $33,018, and $0, respectively. Estimated amortization expense for the next four years as of December 31, 2008 is as follows:

Year Ending December 31,	Amount
2009	$175,535
2010	143,741
2011	123,765
2012	52,228

7.	Accounts payable and accrued expenses	Accounts payable and accrued expenses consisted of the following at December 31:

	2008	2007
Trade payables	$44,666,965	$20,573,325
Accrued distribution payable	3,454,565	—
Other accrued expenses	4,428,399	3,493,022

Total	$52,549,929	$24,066,347

8.	Credit facilities
The Company has a financing arrangement with GE Commercial Distribution Finance Corporation (CDF). The arrangement consists of two separate agreements: a Business Financing Agreement (BFA) and an Inventory Financing Agreement (IFA). Under the terms of the agreements, the Company may borrow, between the two facilities, up to a total of $10,000,000 between January 1 and August 31, and $18,000,000 between September 1 and December 31. Amounts are advanced at the discretion of GE. The arrangements are secured by the assets of the Company, are guaranteed by The Eyak Corporation, a 51% owner of the Company, and are due on demand.

The IFA is to be used to purchase inventory from approved vendors. Interest on the IFA portion of the facility varies depending on the terms that GE has with the specific vendor. The Company can obtain advances under the BFA up to the lesser of 85% of eligible receivables, or, the maximum amount of the facility. Interest on the BFA portion of the facility is payable monthly at the London InterBank Offered Rate (LIBOR) plus 2.5%. The weighted average interest rate on outstanding advances at December 31, 2008 and 2007 was 3.58% and 7.13%, respectively.

The financing arrangements contain certain financial covenants that require the Company to retain at least 35% of its net income on an annual basis and to maintain a ratio of funded debt to EBITDA of not more than 4.5:1 as of September 30 and December 31, and 3.5:1 as of March 31, and June 30. As of December 31, 2008 the Company is in compliance with all of the covenants of the credit facility.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

The Company has a “Short Term Accounts Receivable Program” (STAR Agreement) with a finance company. Under the terms of the agreement, the Company may obtain advances on approved customer purchase orders. Interest charges accrue at LIBOR plus 3.50% per annum once the advance has been outstanding for 45 days. No interest accrues for advances outstanding less than 45 days. The Company includes amounts advanced as borrowings under the credit facility in the accompanying consolidated balance sheets. Advances under the agreement are secured by specific accounts receivable of the Company and are due on demand.

As of December 31, 2008 and 2007 borrowings under the credit facilities were comprised of:

	2008	2007
Borrowings under BFA	$—	$12,009,879
Borrowings under IFA	1,532,272	1,024,496
Borrowings under STAR agreement	—	12,442,406

Total borrowings under credit facilities	$1,532,272	$25,476,781

9.	Retirement plan
The Company sponsors a 401(k) tax deferred retirement plan under the Internal Revenue Code to provide retirement benefits for all eligible employees. Participating employees may voluntarily contribute up to limits provided by Internal Revenue Service regulations. Beginning January 1, 2007 the Board of Directors approved an employer match to the 401(k) plan. The Company recorded $197,686, $111,541, and $0 in matching contributions for the years ended December 31, 2008, 2007, and 2006, respectively.

10.	Operating leases
The Company is obligated, as lessee, under non-cancelable operating leases for office space in Alaska, Virginia and Seoul, South Korea. The minimum payments required under the leases are expensed on a pro rata basis over the term of the leases. The difference between the amounts expensed and the required lease payments is reflected as deferred rent in the accompanying consolidated balance sheets.

The following is a schedule by years of future minimum rental payments required under the operating leases that have an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2008:

Year Ending	Office	Sublease
December 31	Space	Income	Total

2009	$894,160	$(122,517)	$771,643
2010	48,186	—	48,186

Total	$942,346	$(122,517)	$819,829

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

Total rent expense for the years ended December 31, 2008, 2007, and 2006 was $834,660, $684,916, and $326,856, respectively, net of sublease income in 2008 of $57,240. Due to the growth of the organization, the Company entered into a new office lease during 2007 moving its headquarters to Dulles, Virginia. Included in rent expense at December 31, 2007 is $149,840 representing the Company’s remaining lease obligation for the old headquarters office space, net of expected sublease recoveries and the write off of leasehold improvements. This charge is included in selling, general and administrative costs in the accompanying consolidated statements of income. The remaining liability at December 31, 2008 and 2007 was $138,871 and $139,129, respectively.

11.	Related party transactions
The Company had an unsecured loan to The Eyak Corporation, a 51% member in the Company. Interest was due annually at 3.75% and there were no stated repayment terms. The balance at December 31, 2007 and 2006 was $9,352 and $12,981, respectively. During 2008, 2007, and 2006, The Eyak Corporation made payments on the loan of $9,352, $3,629, and $1,276, respectively.

During the year ended December 31, 2006, the Company provided assistance to a wholly-owned subsidiary of The Eyak Corporation, Eyak Environmental Sciences, LLC (EES), in the form of managerial governance and project management. In the course of this assistance, the Company paid on behalf of EES operating expenses in the amount of $268,411, which is to be fully reimbursable to the Company by The Eyak Corporation. Additional advances made by the Company during 2008 and 2007 related to EES were $450 and $1,063, respectively. The receivable balance at December 31, 2008, 2007, and 2006 is $134,089, $133,639, and $132,576, respectively.

The Company executed a mentor-protege agreement with GTSI Corporation, a 37% member in the Company. As part of the mentor-protégé relationship, the Company purchases products offered for resale directly from GTSI. During the years ended December 31, 2008, 2007, and 2006, the Company had $25.8 million, $69.0 million, and $14.6 million, respectively, of related party transactions with GTSI, of which $23.2 million, $32.4 million, and $14.6 million were purchased directly from GTSI in the respective years. Sales commissions are allocated between the Company and GTSI based on 7.5% and 15%, respectively, of gross profit margin from transactions when the Company resells GTSI’s products. The adjusted gross profit margin for these transactions is then split between the Company and GTSI. During 2008, the Company dissolved the mentor-protégé agreement with GTSI Corporation.

At December 31, 2008 and 2007, the Company has outstanding accounts payable to GTSI of $1.4 million and $12.9 million, respectively, for purchases of GTSI’s products.

During 2008, the Company sold $4.7 million of lease receivables to GTSI under a Master Purchase Agreement between the two companies.

During the years ended December 31, 2008, 2007, and 2006, the Company recorded $36,000 of expenses to the Andrews Group, Inc., a Company owned by a member of the Company’s board of directors, for subcontractor services.

During 2007 and 2006, the Company leased office space from the Andrews Group in Anchorage, Alaska. Payments were due monthly in the amount of $1,200. During the years ended December 31, 2007 and 2006 rent expense under this lease was $9,600 and $14,400, respectively. During 2007, The Andrews Group sold the property being rented by the Company and the Company was released from their lease.

Eyak Technology, LLC and Subsidiary
Notes to Consolidated Financial Statements

During 2007, the Company entered into a new lease for office space in Anchorage, Alaska with Plaza 201 Properties, LLC. Plaza 201 Properties, LLC is owned by one of the partners in Global Technology Group, a twelve percent owner in the Company. Rent expense paid to Plaza 201 Properties, LLC during 2008 and 2007 was $20,124 and $4,193, respectively.

During 2006, the Company formed a joint venture with GTSI called EG Solutions, LLC (EGS). Under the operating agreement of EGS, the Company owned a fifty-one percent interest and GTSI owned a forty-nine percent interest. During 2007, EGS was awarded its first major contract. Shipments under the contract started in April of 2007. Due to operational challenges, the two entities decided to change their relationship from a joint venture to a more market driven prime — subcontractor relationship. Thus, EGS distributed to GTSI their forty-nine percent share of earnings through September 30, 2007 activity and purchased GTSI’s forty-nine percent of EGS. Distributions made during 2007 to GTSI related to EGS were $877,843. The Company paid GTSI $660,358 for the forty-nine percent ownership and EGS is now a wholly-owned subsidiary of the Company.

12.	Commitments and contingencies
The Company derives a substantial portion of its revenue under contracts with the Federal government. These revenues are subject to adjustment upon audit. Management does not expect such adjustments, if any, to have a material effect on the Company’s financial position or results of operations.

The Company is occasionally involved in various lawsuits, claims, and administrative proceedings arising in the normal course of business. The Company believes that any liability or its loss associated with such matters, individually or in aggregate will not have a material adverse effect on the Company’s financial condition or its results of operations.